SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2003 and 2004 are as follows:

	2003 ThU.S.$	2004 ThU.S.$
Assets
Current assets	1,109,057	1,311,721
Net fixed assets	3,978,886	4,496,836
Other assets	89,772	103,703

Total assets	5,177,715	5,912,260

	2003 ThU.S.$	2004 ThU.S.$
Liabilities and Shareholders Equity
Current liabilities	299,247	226,167
Long-term liabilities	1,595,023	1,976,519
Minority interest	6,058	6,471
Shareholders’ equity	3,277,387	3,703,103

Total liabilities	5,177,715	5,912,260

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 14.20%, or U.S.$ 735 million, from June 30, 2003 to June 30, 2004. This increase is mainly attributable to a U.S.$ 105 million increase in marketable securities and time deposits and a U.S.$ 518 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 308 million from June 30, 2003 to June 30, 2004. This increase is mainly attributable to the issuance of U.S.$ 300 million of long-term bonds, leading to a U.S.$ 226 million net increase in long-term bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2003	12/31/2003	06/30/2004
Current ratio	3.71	7.14	5.80
Acid ratio	2.27	4.72	3.62

The increase in the current and acid ratios from 2003 to 2004 is primarily attributable to a U.S.$ 80 million decrease in short-term bonds.

The debt ratio was at 0.59 and 0.58 in June 30, 2003 and June 30, 2004, respectively.

Debt indicators	06/30/2003	12/31/2003	06/30/2004
Debt to equity ratio	0.58	0.60	0.59
Short-term debt to total debt	0.16	0.09	0.10
Long-term debt to total debt	0.84	0.91	0.90
Financial expenses covered	6.47	6.66	7.63

Current liabilities went from 16% of total liabilities at the end of 2003 to 10% of total liabilities at June 31, 2004, due to the decrease in short-term bonds and the current portion of long-term bank borrowings.

The ratio of financial expenses covered increased 1.1 points from the same period in 2003. The increase is attributable to an increase in income.

Operational ratios	06/30/2003	12/31/2003	06/30/2004
Inventory turnover	0.76	1.62	0.85
Inventory turnover (excluding forests)	1.41	3.05	1.52
Inventory permanence (days)	237.34	222.89	210.61
Inventory permanence (excluding forests)	127.47	118.20	118.61

The ratio of inventory turnover increased 0.09 points from the same period in 2003. The increase is primarily attributable to an increase in sales volume in 2004 in relation with the previous period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2003 ThU.S.$	12/31/2003 ThU.S.$	06/30/2004 ThU.S.$
Pulp	324,338	709,771	472,799
Sawn timber and cut wood	182,309	401,578	272,904
Plywood and fiber panels	134,763	296,941	157,223
Forestry products	18,310	33,306	31,522
Other	4,588	16,624	6,990

Total operating income	664,308	1,458,220	941,438

Operating costs	06/30/2003 ThU.S.$	12/31/2003 ThU.S.$	06/30/2004 ThU.S.$
Timber	65,055	152,777	81,891
Forestry work	64,805	135,311	81,537
Depreciation	47,937	100,907	56,382
Other costs	124,959	279,895	164,450

Total operating costs	302,756	668,890	384,260

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 383 million compared to U.S.$ 237 million in 2003, an increase of U.S.$ 146 million. The increase is primarily due to an increase in sales volume and higher sale prices.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 1 million during 2003, compared to a non-operating loss of U.S.$ 55 million in 2004. The change was primarily caused by foreign currency exchange rate income (loss), which changed from an income of U.S.$ 31 million in 2003 that was largely due to the positive impact of the Argentine peso exchange rate in 2003, to a loss of U.S.$ 9 million in 2004, which was largely due to the impact of the devaluation of the euro and the devaluation of the Chilean peso in 2004.

Profitability ratios	06/30/2003	12/31/2003	06/30/2004
Equity yield	6.50	12.00	7.63
Asset performance ratio	4.08	7.56	4.80
Operating asset ratio	4.80	9.49	7.03
Income per share (U.S.$)	1.81	3.62	2.35
EBITDA *	332,642	684,421	439,214
Income after tax (ThU.S.$)	201,387	403,224	263,387

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

The world demand for pulp has maintained the trend of price increases, however, it is expected that in the Northern Hemisphere during the summer season there will be a normal decrease in demand. In Europe and the United States, prices have remained steady. In Asia, an increase in inventories in the Chinese market has been observed.

Arauco’s competition in pulp production is predominately concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately 6% market share in the global bleached pulp market, taking into account the opening of the Arauco’s Valdivia Plant. The plant is the largest investment made by the Company in the last decade.

Wood

The expansion of the world market for sawn timber has influenced the demand for and the prices of our products. The increased demand for various types of furniture in the United States has increased furniture production levels in China, Mexico and Brazil, leading to a corresponding increase in our sales in these countries.

At the same time, the strong demand for re-manufactured wood products in the U.S. market has led to increased prices.

Panels

The economy in the United States continues to show signs of strength and this has positively influenced the sales of panels to this market and has led to increased prices. In respect to medium density fiber board (“MDF”), the profit margins are still relatively low due to strong competition from local manufacturers.

In Europe and the United States, our panels have a strong market position, and this has contributed to an increase in sale margins and volumes.

Other

Valdivia Project

During the first quarter of the current year, our new pulp plant in Valdivia began operating.

Itata Project

This U.S.$ 140 million project in its first phase of construction will include a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production. Construction has been proceeding as planned and is expected to be completed toward the end of 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	06/30/2003 ThU.S.$	12/31/2003 ThU.S.$	06/30/2004 ThU.S.$
Operating cash flow	231,902	511,523	366,334
Cash flow from financing activities	12,090	158,738	(72,465)
Cash flow from investment activities	(286,469)	(568,687)	(364,340)

Net cash flow for the year	(42,477)	101,574	(70,471)

The increase in operating cash flow is largely due to an increase of trade accounts receivable of U.S.$ 366 million and an increase of V.T.A. for export sales, partially offset by an increase in payments to suppliers.

The net positive cash flow from financing activities in 2003 was primarily due to receiving U.S.$ 150 million in loans in February 2003.

The variation in cash flow from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2004 as compared to 2003, due to the ongoing construction of the Valdivia Mill Project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2004, a relation between fixed rate debts and total consolidated debt of approximately 78%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
ASSETS	2003 ThU.S.$	2004 ThU.S.$
CURRENT ASSETS :
Cash	14,117	9,928
Time deposits	21,574	94,142
Marketable securities (note 3)	308,696	340,741
Trade accounts receivable (note 4)	184,066	229,797
Notes receivable	4,275	4,702
Other receivables	33,694	39,983
Notes and accounts receivable from related parties (note 18)	1,891	3,010
Inventories (note 5)	405,599	463,736
Recoverable taxes	36,011	47,944
Prepaid expenses	23,618	29,548
Deferred tax assets (note 15)	10,214	903
Other current assets	65,302	47,287

Total current assets	1,109,057	1,311,721

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	356,927	383,677
Forests	1,788,832	1,999,278
Buildings and other infrastructure	1,417,120	1,650,627
Machinery and equipment	1,383,714	1,800,182
Other	660,049	405,516
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,696,525)	(1,811,213)

Net property, plant and equipment	3,978,886	4,496,836

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	40,202	47,934
Investments in other companies	136	134
Goodwill (note 8)	14,198	10,506
Negative goodwill (note 8)	(9,329)	(3,564)
Long-term receivables	4,787	9,926
Intangibles	513	568
Amortization	(171)	(217)
Other (note 9)	39,436	38,416

Total other non-current assets	89,772	103,703

Total assets	5,177,715	5,912,260

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2003 ThU.S.$	2004 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	21	16,090
Current portion of long-term bank borrowings (note 14)	52,567	2,216
Current portion of bonds (note 12)	107,387	33,640
Current portion of other long term liabilities	297	306
Dividends payable	1,310	2,619
Trade account payable	84,729	96,801
Sundry accounts payable	7,031	4,566
Notes and accounts payable to related companies (note 18)	1,382	1,049
Accrued liabilities (note 13)	21,762	31,843
Withholding taxes	5,767	5,782
Income tax payable	6,955	28,119
Deferred income	1,533	2,481
Other current liabilities	8,506	655

Total current liabilities	299,247	226,167

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	352,192	401,849
Bonds (note 12)	1,157,500	1,457,500
Notes payable	1	1
Sundry accounts payable	294	5,630
Accrued liabilities (note 13)	8,747	13,143
Deferred tax liabilities (note 15)	75,634	92,899
Other long-term liabilities	655	5,497

Total long-term liabilities	1,595,023	1,976,519

Minority interest (note 23)	6,058	6,471

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,286,226	1,397,141
Retained earnings	1,433,461	1,686,520
Net income for the period	204,524	266,266

Total shareholders’ equity	3,277,387	3,703,103

Total liabilities and shareholders’ equity	5,177,715	5,912,260

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2003 ThU.S.$	2004 ThU.S.$
OPERATING INCOME:
Sales revenue	664,308	941,438
Cost of sales	(302,756)	(384,260)
Gross profit	361,552	557,178
Administration and selling expenses	(124,154)	(174,042)

Operating income	237,398	383,136

NON-OPERATING INCOME:
Interest earned	12,435	6,857
Share of net income of related companies (note 7)	1,759	2,099
Other non-operating income (note 21)	4,191	3,856
Amortization of goodwill (note 8)	(1,855)	(2,064)
Interest expenses	(43,777)	(49,933)
Other non-operating expenses (note 22)	(5,020)	(6,259)
Price-level restatement (note 1)	76	(8)
Foreign currency exchange rate (note 1)	31,135	(9,454)

Non-operating loss	(1,056)	(54,906)

Income before taxes, minority interest and amortization of negative goodwill	236,342	328,230
Income taxes (note 15)	(34,955)	(64,687)
Income before minority interest and amortization of negative goodwill	201,387	263,543
Minority interest (note 23)	(144)	(156)
Income before amortization of negative goodwill	201,243	263,387
Amortization of negative goodwill (note 8)	3,281	2,879

Net income	204,524	266,266

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	204,524	266,266
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	271	1,300
Items affecting income not involving the movement of cash:
Depreciation	50,812	59,143
Amortization of intangibles	14	14
Write-offs and provisions	7,600	1,060
Profit from investments accounted for under the equity method	(2,038)	(2,099)
Loss from investments accounted for under the equity method	279	—
Amortization of goodwill	1,855	2,064
Amortization of negative goodwill	(3,281)	(2,879)
Net price level restatement	(76)	8
Foreign currency exchange rate	(31,135)	9,454
Others	16,075	19,282
Decrease (Increase) in current assets:
Clients and debtors	969	(97,011)
Inventory	(19,598)	(27,110)
Other current assets	27,219	(99,099)
Increase (Decrease) in current liabilities:
Suppliers and creditors	(9,152)	163,736
Interest payable	(14,008)	532
Provision for income taxes	(1,144)	32,580
Other current liabilities	2,716	39,093

Net cash flows from operating activities	231,902	366,334

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	152,253	45,599
Loans paid	(71,856)	(31,090)
Repayments of bonds	(2,044)	(62)
Dividends paid	(66,263)	(86,788)
Other financing activities	—	(124)

Net cash flow from financing activities	12,090	(72,465)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	805	2,090
Purchase of property, plant and equipment	(284,276)	(338,776)
Permanent investments	(28,530)	(6,686)
Capitalized interest paid	(9,263)	(12,378)
Other investments	34,795	(8,590)

Net cash flow from investment activities	(286,469)	(364,340)

Net cash flows from operating, investing and financing activities	(42,477)	(70,471)

Effect of inflation	18,630	(12,280)

Net decrease in cash and cash equivalents	(23,847)	(82,751)
Initial balance of cash and cash equivalents	399,394	550,066

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	375,547	467,315

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of June 30, 2003 and 2004 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2004		Total as of June 30, 2003
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.93
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.93
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	99.93	99.93	—
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	30.14	69.85	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupan S.A.	1.00	98.99	99.99	—
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30
June 30, 2003	114.66	3.6%
June 30, 2004	115.87	1.1%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous May 31
May 31, 2003	114.66	3.5%
May 31, 2004	115.37	0.6%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
June 30, 2003	16,959.67
June 30, 2004	17,014.95

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At June 30,
	2003 U.S.$ 1	2004 U.S.$ 1
Chilean peso	699.12	636.30
Yen	119.74	108.83
Euro	0.87	0.82
GBP	0.60	0.55
Argentine peso	2.80	2.96

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended June 30,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(292)	(186)
Property, plant and equipment, net	192	142
Inventories	63	—
Other assets and liabilities, net	128	52

Net effect on income	91	8

Price-level restatement of income statement accounts	(15)	(16)

Credit (charge) to income by CPI	76	(8)

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	1,965	(383)
Other assets	36,983	(17,565)
Liabilities restating by foreign currency
Bank borrowings	(6)	—
Bonds	2	—
Other liabilities	(7,809)	8,494

Net effect on income by foreign currency	31,135	(9,454)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(i)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of Arauco’s property, plant and equipment are as follows:

Years
Buildings and other infrastructure	29
Machinery and equipment	10
Other	5
Technical revaluation	10

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. The details of the provisions for income taxes are in note 15.

Since December 31, 1999, including on June 30, 2004, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Prior to December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5% for 2003 and 8% for 2004.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 754 thousand and U.S.$ 1,055 thousand for the periods ended June 30, 2003 and 2004, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the periods ended June 30, 2004 and 2003, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina. The Company uses an exchange rate of 2.96 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$1.508 million.

As of June 30, 2004, the Company’s investments in Argentina represented 10.7% of its consolidated assets, compared to 13.2% at June 30, 2003.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Units in mutual funds	308,696	340,741

Total marketable securities	308,696	340,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Trade accounts receivable	185,353	234,390
Allowance for doubtful accounts	(1,287)	(4,593)

Total trade accounts receivable	184,066	229,797

As of June 30, 2003 and 2004, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Finished goods (pulp)	28,335	30,142
Finished goods (timber and panels)	89,325	103,112
Finished goods on consignment (pulp)	30,785	32,993
Work in progress	3,645	4,322
Sawlogs, pulpwood and chips	15,283	25,660
Raw material	46,070	61,335
Forests under exploitation	179,873	193,497
Pending imports	1,201	237
Other	11,082	12,438

Total inventories	405,599	463,736

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Buildings and other infrastructure	3,158	2,775
Machinery and equipment	551	353
Other	1	—

Total increase in value due to technical revaluation of property, plant and equipment	3,710	3,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	50,613	58,933
Technical revaluation	199	210

Total	50,812	59,143

Accumulated depreciation was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,632,296	1,746,501
Technical revaluation	64,229	64,712

Total	1,696,525	1,811,213

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Price-level restated cost of forests	541,014	647,580
Commercial valuation increment	1,247,818	1,351,698

Total	1,788,832	1,999,278

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During the first six months of 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$ 3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

In May 2003, the subsidiary Arauco Internacional S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco Internacional S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

During the first six months of 2004, Arauco made the following investments in related companies:

On March 15, 2004, the subsidiary Arauco Generación S.A. made a capital contribution of U.S.$ 25 thousand to CDEC-SIC Ltda.

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,99,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2003%	2004%	2003 ThU.S.$	2004 ThU.S.$	2003 ThU.S.$	2004 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	15,024	17,638	1,081	1,053
Inversiones Puerto Coronel S.A.	50.00	50.00	7,780	8,925	902	897
Sociedad CDEC-SIC Ltda.	7.69	7.14	58	67	8	1
Servicios Corporativos Sercor S.A.	20.00	20.00	377	493	47	62
Eka Chile S.A.	50.00	50.00	16,963	20,811	(279)	86

Total			40,202	47,934	1,759	2,099

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of June 30,
	2003		2004
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	434	533	187	156
Licancel S.A.	454	1,134	454	227
Forestal Cholguán S.A.	2,211	7,565	2,211	3,143
Maderas Prensadas Cholguán S.A.	182	97	27	38

Total negative goodwill	3,281	9,329	2,879	3,564

b) Goodwill as of each period-end was as follows:

	As of June 30,
	2003		2004
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	10	35	10	—
Paneles Arauco S.A.	393	1,769	393	982
Inversiones Puerto Coronel S.A.	241	—	—	—
Eka Chile S.A.	1,211	10,894	1,211	8,474
Southwoods-Arauco Lumber L.L.C.	—	1,500	450	1,050

Total goodwill	1,855	14,198	2,064	10,506

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Recoverable taxes	22,320	21,366
Bond issue expenses	13,486	12,763
Discounts on bond issues	2,127	1,874
Other	1,503	2,413

Total other non-current assets	39,436	38,416

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Total outstanding	21	16,012
Principal outstanding	21	16,012
Weighted average annual interest rate	—	4.69%

Current bank borrowings were denominated as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Obligations in foreign currency	21	16,012
Obligations in local currency	—	—

Total current bank borrowings	21	16,012

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Current portion of bonds	107,387	33,640
Current portion of other long-term liabilities	297	306
Trade accounts payable	84,729	96,801
Accounts and notes payable to related parties	1,382	1,049
Current provisions	21,762	31,843
Sundry accounts payable and other liabilities	31,102	44,222

Total	246,659	207,861

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of June 30,
	2003%	2004%
Foreign currency	68.96	53.29
Local currency	31.04	46.71

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of June 30, 2004.

The balances of the bonds were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Current
Series A bonds	457	—
Series B bonds	153	—
Yankee Bonds 1st Issue	80,733	292
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	—	7,304

Total current (including accrued interest)	107,387	33,640

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	—	300,000

Total long-term	1,157,500	1,457,500

Less total accrued interest	27,172	33,640

Total principal outstanding	1,237,715	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee A Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
20 years ThU.S.$ 125,000
Issue amount	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
20 years ThU.S.$ 125,000
Amounts Authorized but not issued
Principal Repayment	December 2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013
Interest rate (excluding effects of any interest rate swap)	7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of June 30, 2004, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2004 (*)	33,640
2005	175,000
2006	—
2007 and thereafter	1,282,500

Total	1,491,140

(*)	This amount includes U.S.$ 33,640 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Accrual for staff vacations	3,945	5,219
Plant maintenance accrual	9,108	9,084
Standby letters of credit	624	658
Accrual for contingencies	856	2,851
Staff severance indemnities	400	1,070
Selling and other transportation costs provisions	714	1,691
Electrical expense provision	819	1,403
Salary and benefits of the staff	588	895
Forestry activity expenses	156	243
Pending monthly provisional payments	1,394	4,991
Chlorate Plant provision	—	1,315
Other current liabilities	3,158	2,423

Total accrued liabilities	21,762	31,843

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Balance at beginning of period	8,700	14,613
Provision during the period	752	(78)
Payments during the period	(305)	(353)

Balance as of period-end	9,147	14,182

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Shown in the balance sheet as:
Current	400	1,070
Long-term	8,747	13,112

Total	9,147	14,182

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of June 30, 2003		As of June 30, 2004
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	200,000	50,649	250,000	379
Tesoro Argentino (2)	U.S.$	2,192	604	1.849	633
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	1,314	150,000	1,204

Total long-term bank borrowings		352,192	52,567	401,849	2,216

The weighted average interest rates for long-term foreign currency-denominated debt for the six-month periods ended June 30, 2003 and 2004 were 6.59% and 6.7%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at June 30, 2003 and 2004 was 1.12% and 1.94%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin on June 13, 2004.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of June 30, 2003 and 2004, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings As of June 30, 2004, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2004	2,216
2005	485
2006	110,528
2007	160,836
2008 and thereafter	130,000

Total	404,065

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 26,373 thousand and U.S.$ 54,691 thousand for the periods ended June 30, 2003 and 2004, respectively. Furthermore, Arauco established provisions for U.S.$ 30 thousand as of June 30, 2003 and U.S.$ 30 thousand as of June 30, 2004, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,
	2003 ThU.S.$		2004 ThU.S.$
Income tax	(26,373)		(54,691)
Adjustment expense taxes last year	121		770
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(30)		(30)
Deferred income tax Amortization of complementary accounts Changes in valuation provision	(31,187 (93 22,607	) )	(10,445 (340 49	) )

Total Income Tax	(34,955)		(64,687)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2004 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2003	268,174	8,607	49,735

Total	268,174	8,607	49,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of June 30, 2003 and 2004, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of June 30, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	709	122	—	—
Deferred revenues	733	39	—	—
Accrual for staff vacations	537	—	—	—
Production costs	—	—	6,386	—
Property, plant and equipment depreciation	—	—	—	82,469
Capitalized expenses	—	—	3,060	4,617
Obsolescence reserve	781	—	—	—
Debt issue and project expenses	—	—	—	11,430
Staff severance indemnities	1,127	359	—	—
Tax loss carry forwards	9,779	3,710	—	—
Property, plant and equipment valuation	—	34,109	—	10,665
Accrual for contingencies	418	—	—	—
Plant maintenance accrual	917	—	—	—
Argentine peso devaluation	2,298	4,445	—	—
Other	2,522	641	107	674

Total	19,821	43,425	9,553	109,855

Complementary accounts, net of accumulated amortization (1)	(54)	(18,314)	—	(16,669)
Valuation provision	—	(7,559)	—	—

Total	19,767	17,552	9,553	93,186

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of June 30, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,085	137	—	—
Deferred revenues	849	—	—	—
Accrual for staff vacations	805	—	—	—
Production costs	—	—	6,798	—
Capitalized expenses	—	—	4,560	7,045
Property, plant and equipment depreciation	—	—	237	83,166
Staff severance indemnities	1800	615	—	—
Debt issue and project expenses	—	—	—	20,519
Obsolescence reserve	1,127	—	—	—
Accrual for contingencies	408	—	—	—
Tax loss carry-forwards	2,719	1,765	—	—
Property, plant and equipment valuation	—	34,309	—	14,399
Plant maintenance accrual	872	—	—	—
Argentine peso devaluation	2,103	2,103	—	—
Other	2,703	562	254	2,181

Total	15,471	39,491	11,849	127,310

Complementary accounts, net of accumulated amortization (1)	(2,719)	(12,731)	—	(13,891)
Valuation provision	—	(6,240)	—	—

Total	12,752	20,520	11,849	113,419

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 484 thousand during the period ending June 31, 2003 and received U.S.$ 381 thousand during the period ending June 30, 2004.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	At June 30,
	Currency	2003 ThU.S.$	2004 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	9,902	6,368
Cash and banks	Ch$	2,846	2,646
Cash and banks	Other currencies	1,369	914
Time deposits and marketable securities	U.S.$	216,026	271,228
Time deposits and marketable securities	Ch$	3,627	4,715
Time deposits and marketable securities	Other currencies	110,617	158,940
Trade accounts receivable	U.S.$	157,711	192,726
Trade accounts receivable	Ch$	19,830	30,101
Trade accounts receivable	Other currencies	6,525	6,970
Other accounts receivable	U.S.$	14,869	12,544
Other accounts receivable	Ch$	13,547	19,487
Other accounts receivable	Other currencies	5,278	7,952
Inventories	U.S.$	352,438	453,102
Inventories	Ch$	53,161	10,634
Other current assets	U.S.$	68,160	50,861
Other current assets	Ch$	43,071	59,264
Other current assets	Other currencies	30,080	23,269

Total current assets		1,109,057	1,311,721

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	3,814,092	4,475,335
Property, plant and equipment	Ch$	164,794	21,501
Other assets	U.S.$	63,437	72,262
Other assets	Ch$	3,755	8,677
Other assets	Other currencies	22,580	22,764

Total property, plant and equipment and other assets		4,068,658	4,600,539

Total assets		5,177,715	5,912,260

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	At June 30,
	Currency	2003 ThU.S.$	2004 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	21	4,465
Current bank borrowings	Other currencies	—	11,625
Current portion of long-term bank borrowings	U.S.$	52,567	2,216
Current portion of bonds	U.S.$	106,778	33,640
Current portion of bonds	Ch$	609	—
Notes and trade accounts payable	U.S.$	17,928	18,534
Notes and trade accounts payable	Ch$	47,107	61,815
Notes and trade accounts payable	Other currencies	19,694	16,452
Other current liabilities	U.S.$	18,853	19,545
Other current liabilities	Ch$	28,847	35,284
Other current liabilities	Other currencies	6,843	22,591

Total current liabilities		299,247	226,167

Long-term liabilities:
Long-term bank borrowings	U.S.$	352,192	401,849
Bonds	U.S.$	1,157,500	1,457,500
Other long-term liabilities	U.S.$	1,366	5,413
Other long-term liabilities	Ch$	83,468	111,673
Other long-term liabilities	Other currencies	497	84

Total long-term liabilities		1,595,023	1,976,519

Total liabilities		1,894,270	2,202,686

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of June 30,
Company	Relationship	2003 ThU.S.$	2004 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,054	1,106	Accounts receivable
Fundación Educacional Arauco	Affiliate	136	899	Accounts receivable
Eka Chile S.A.	Affiliate	701	1,005	Accounts receivable

Total current assets		1,891	3,010

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	891	20	Accounts payable
Puerto de Lirquén S.A.	Affíliate	349	262	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	116	699	Accounts payable
Abastible S.A.	Affiliate	24	53	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	2	12	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	—	3	Accounts payable

Total current liabilities		1,382	1,049

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended June 30, 2003 and 2004, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended June 30,
	2003 ThU.S.$	2004 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	5,984	9,621
Other Sales	(1)	(2)
(b) Puerto de Lirquén S.A.:
Port services	993	1,431
(c) Abastible S.A.:
Purchases of fuel	40	181
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	731	1,408
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	776	2,547
(f) Portaluppi, Guzmán y Bezanilla Abogados Legal advice	38	394
(g) Eka Chile S.A.
Purchase of sodium chlorate	5,586	7,684
Engineering Services	(1,286)	—
Electricity sale	—	(5,191)
Other sales	—	(18)
Other purchases	—	374

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

The Company is involved in the following legal actions in connection with the operation of its Valdivia Plant.

1)	Protection Order, dated March 30, 2004, filed by Mrs. Vivian Sáez García and others in the Honorable Court of Appeals of Valdivia, case No. 215-2004, in connection with the odors in towns near Valdivia and the Valdivia Plant. The Court ordered the Company to respond, which was done on April 17, 2004. The case is currently awaiting further proceedings.

2)	By Order No. 337, dated April 1, 2004, the mayor of Mariquina filed a request with the Tribunal of the Local Police of the town that a fine be imposed on the Company for functioning without a municipal license. This action originated the case No. 190-04 and is currently pending.

It is relevant to point out that in Exempt Decree No. 751, dated April 8, 2004, the mayor of San José de la Mariquina granted a temporary industrial license.

3)	On April 1, 2004, in Exempt Resolution No. 0250 of the Regional Environmental Commission, a proceeding was filed in connection with the alleged violation by the Valdivia Plant of environmental regulations established in the Resolution of the National Environmental Commission related to the Environmental Description No. 279-1998, submitted to the System of Environmental Impact Evaluation.

The Company answered the charges before the Commission. Nevertheless, in Exempt Resolution No. 387, dated May 24, 2004, the Commission resolved, among other things, to (a) sanction the Company with a fine of 900 UTM for failure to comply with the norms and conditions established in the Resolution of Environmental Description in sections 2, 11, 12 and 13; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures; and (c) point out that the RILes discharge system through the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300). An appeal of Resolution No. 387 was filed with the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had previously been cancelled.

Arauco is not currently involved in any other court proceedings or any other legal actions which could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The interest coverage ratio must not be less than 2.0.

ii) The ratio of debt to consolidated tangible net worth must not be greater than 1.2.

iii) Consolidated net worth must not be less than U.S.$ 2,500 million.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At June 30, 2004, the outstanding principal amount of the guaranteed debt totaled U.S.$ 250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2008. Arauco has no other material guarantees.

The restrictions included in Alto Paraná S.A.’s obligations with J.P.Morgan Chase (Argentine Collateral Trust) require that it comply with the following requirements: (1) its financial liabilities (excluding J.P. Morgan Chase debt) must not be greater than 65% of its [assets] plus the J.P. Morgan Chase debt; and (2) the ratio between EBITDA and excluded interest cannot be less than 1.75.

The Electricity and Energy Commission imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Electricity and Fuels Commission. The amounts involved were recorded in the consolidated financial statements as 239.4 million Chilean pesos (U.S.$ 376 thousand at the exchange rate as of June 30, 2004)

The Company’s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at June 30, 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2003 and 2004 are as follows:

June 30, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Forestry reserve	—	—	(71,632)	—	—	—	(71,632)
Forestry reserve adjustment related Subsidiaries	—	—	(828)	—	—	—	(828)
Conversion adjustment related to subsidiaries	—	—	2,656	—	—	—	2,656
Net income for the period	—	—	—	—	—	204,524	204,524
Balance as of June 30, 2003	347,551	5,625	1,286,226	1,433,461	—	204,524	3,277,387

June 30, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior period income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(82,939)	—	—	—	(82,939)
Forestry reserve adjustment related to subsidiaries	—	—	(1,686)	—	—	—	(1,686)
Conversion adjustment related to subsidiaries	—	—	(1,310)	—	—	—	(1,310)
Net income for the period	—	—	—	—	—	266,266	266,266

Balance as of June 30, 2004	347,551	5,625	1,397,141	1,686,520	—	266,266	3,703,103

The number of shares authorized, issued and outstanding as of June 30, 2003 and 2004 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Reimbursement of customs duties	1,319	2,131
Rental income	211	190
Insurance recoveries	79	153
Gain on sale of energy	84	60
Sale of materials and others	166	26
Reverse on sale expense provision of the previous year	1,329	—
Inventory adjustment	—	129
Other income	1,003	1,167

Total other non-operating income	4,191	3,856

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Other services and fees	31	9
Other depreciation and amortization	265	280
Write-off of damaged forest	138	549
Donations	148	79
Severance payments	504	—
Project expenses	378	761
Write-off of obsolete material	526	—
Provision for uncollectible accounts receivable	63	184
Legal expenses	54	49
Taxes	1,924	1,678
Loss on sale of fixed assets	271	1,300
Adjustment for sale expenses of the previous year	—	844
Other expenses	718	526

Total other non-operating expenses	5,020	6,259

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	206	189
Forestal Arauco S.A.	1,629	1,677
Forestal Cholguán S.A.	3,996	4,406
Controladora de Plagas Forestales S.A.	227	199

Total	6,058	6,471

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	(11)	(10)
Forestal Arauco S.A.	(49)	(48)
Forestal Cholguán S.A.	(61)	(90)
Controladora de Plagas Forestales S.A.	(23)	(8)

Total	(144)	(156)

24.	SANCTIONS

In April 2004 the Chilean Securities Commission levied a sanction of UF 15 against the Chief Executive Officer for not submitting a list of shareholders as of March 31, 2004. The Company has filed a request that the sanction be left without effect.

From other administrative authorities:

a)	The Company

On April 6, 2004, in Resolution 554, the Health Board of Valdivia fined the Company 100 UTM for excessive noise levels at the Valdivia Plant. The Company paid the fine within the required legal period.

On April 15, 2004, in Resolution 610, the Health Board of Valdivia fined the Company 1,000 UTM for the emission of odors at the Valdivia Plant. The Resolution was appealed to the Civil Court of Valdivia and is currently pending. The fine had been paid previously.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24	SANCTIONS, continued

The Court of the Local Police of San José de la Mariquina, due to the lack of definite completion of the construction work at the Valdivia Plant, in case No. 288-2004, on April 2, 2004, fined the Company $502,699,434 (U.S.$ 790 thousand at the exchange rate as of June 30, 2004). An appeal was filed in the Honorable Court of Appeals of Valdivia and is currently pending. The construction was registered with the City Hall on April 8, 2004.

The Regional Environmental Commission, in Resolution 387, dated May 24, 2004, fined the Company 900 UTM for the non-fulfillment of norms and conditions established by the Evaluating System of Environmental Impact. The Resolution was appealed in the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had been cancelled previously.

b)	Arauco Generación S.A.

The Commission of Electricity and Fuels, in Exempt Resolution No. 809, dated April 27, 2004, imposed a fine of 70 Annual Tributary Units on Arauco Generación S.A. in its capacity as a member company of the CDEC-SIC, for not coordinating to preserve the safety of the electric system, as found in the investigation of the SIC into the general failure that occurred on January 13, 2003, and which constitutes a violation of article 81, No. 1, of D.F.L. No. 1, dated 1982, of the Mining Ministry. This rule is complementary to and further develops article 165 of D.S. No. 327, 97, of the Mining Ministry, in connection with article 172, letter h), for lack of coordination in the disconnection of consumption charges, as well as other necessary measures to be applied by the members of the electric system subject to coordination to preserve the safety of the global service of the electric system; with article 183, for lack of coordination in the operation of their joint system and each one of the generating units and transporting lines in real time; and with article 185, for lack of coordination of the operation of the generating units, transporting lines and interconnecting transformers in the event of unforeseen circumstances, all of which constituted a very serious violation each time that it refers to a generalized failure in the functioning of the electric system, in the terms indicated in article 15, of Law No. 18.410. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2003 and 2004 were U.S.$ 1,379 thousand and U.S.$ 1,403 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of June 30,
	2003 ThU.S.$	2004 ThU.S.$
Stamp tax	7,102	5,876
Underwriters commission	4,239	5,331
Rate insurance commission	240	133
Risk evaluation	77	66
Accounting advice	26	18
Printing costs	68	54
Legal advice	455	472
Repayment of bonds	3,849	3,380
Other	100	239

Total bond issue costs	16,156	15,569

26.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	14.50 million	2004
Plywood Mill construction project	US$	8.31 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2004.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 394 thousand. Estimated future cost: US$ 156.8 thousand.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$1,970 thousand. Estimated future cost: U.S.$ 306 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$ 111 thousand. Estimated future cost: U.S.$ 30 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2004 these subsidiaries paid U.S.$ 109 thousand in relation to the system and anticipates that an additional U.S.$ 75 thousand will be spent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS

No events have occurred since June 30, 2004 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: August 17, 2004	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer